Exhibit 99.1

NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON DECEMBER 29, 2022

To the shareholders of PainReform Ltd.:

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of PainReform Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel on December  29, 2022 at 11:00 a.m. (Israel Time).

Although we intend to hold the Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format should meeting in person become unsafe as a result of the COVID-19 pandemic. If we convert to a virtual only online meeting, we will announce the decision to do so in advance and provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission and posted on our website www.painreform.com.

The agenda of the Meeting will be as follows:

1.
To approve the re-election of Prof. Eli Hazum, Dr. Ehud Geller and Efi Cohen-Arazi, to the board of directors of the Company (the “Board of Directors”), each until the next annual general meeting of shareholders (a separate vote for each director will be taken).

2.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

3.	To ratify and approve the grant of options to Ilan Hadar in his capacity as the Chief Executive Officer of the Company.

4.	To review and discuss our financial statements for the year ended December 31, 2021 , and to transact such other business as may properly come before the meeting.

Only shareholders at the close of business on November 30, 2022 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors /s/ Ilan Hadar Ilan Hadar, Chief Executive Officer November 25, 2022

65 Yigal Alon St. Tel Aviv, 6744431, Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON DECEMBER 29, 2022

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.03 per share, in connection with Annual General Meeting of Shareholders, to be held on December 29, 2022 at 11:00 a.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Although we intend to hold the Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format should meeting in person become unsafe as a result of the COVID-19 pandemic. If we convert to a virtual only online meeting, we will announce the decision to do so in advance and provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission (the “SEC”).

Throughout this Proxy Statement, we use terms such as “PainReform”, “we”, “us”, “our” and the “Company” to refer to PainReform Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the annual meeting will be as follows:

1.	To re-elect Prof. Eli Hazum to the board of directors of the Company (the “Board of Directors”), for a term expiring at our next annual general meeting of shareholders.

2.	To re-elect Dr. Ehud Geller to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

3.	To re-elect Efi Cohen-Arazi to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

4.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

5.	To ratify and approve the grant of options to Ilan Hadar in his capacity as the Chief Executive Officer (“CEO”) of the Company.

6.	To review and discuss our financial statements for the year ended December 31, 2021, and to transact such other business as may properly come before the meeting.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of ordinary shares (“Ordinary Shares”) of the Company as at the close of business on November 30, 2022, (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 30, 2022, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.   This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on November 24, 2022, 10,634,166 Ordinary Shares were issued and outstanding.

Proposals 1, 2, 3 and 4 to be presented at the annual meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

The approval of Proposal 5 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than PainReform, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, such as Proposal 4 (the approval of the appointment of our independent registered public accounting firm and authorization of our audit committee to fix such accounting firm’s compensation), as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For all proposals, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on December 27, 2022, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Executive Officer at ihadar@painreform.com or PainReform Ltd., 65 Yigal Alon St. Tel Aviv, 6744431, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on December 27, 2022.

Position Statement

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, 1999, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross. (Attention: Ronen Kantor, Adv) located at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the Meeting (i.e. December 19, 2022). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. December 24, 2022).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.   We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.painreform.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1-3:

RE-ELECTION OF DIRECTORS

Background

At the Meeting, three directors are proposed to be re-elected. Each of the re-elected directors will hold office until the next annual general meeting of shareholders, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Meeting, the current directors shall continue to hold office. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Prof. Eli Hazum, Dr. Ehud Geller and Efi Cohen-Arazi has indicated to the Company his availability for re-election and has declared that: (i) he has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company’s offices.

The three proposed nominees to serve as directors together with the two external directors will constitute the Board of Directors.

The nominees to serve on the Company’s Board of Directors are presented below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Prof. Eli Hazum served as our acting Chief Executive Officer from 2012 to November 2020 and our Chief Technology Officer since April 2018 and a director of our company since December 2019.  He has been a partner and CSO of Medica Venture Partners since 1995. Prior to joining Medica, Prof. Hazum spent five years at Glaxo Inc. as Head of the Department of Receptor Research and Metabolic Diseases and as a member of the Corporate Committee for New Technology Identification in osteoporosis, worldwide. Mr. Hazum received his Ph.D. degree in the field of hormone biochemistry from the Weizmann Institute of Science, BSc and MSc degrees in Chemistry from Tel Aviv University and an executive MBA degree from Humberside University in the UK. Mr. Hazum devotes 60% of his time to the company.

Dr. Ehud Geller has been the Chairman of our Board of Directors since November 2008. Since 1995, he has been the General Partner of Medica Venture Partners.  Between 1979 and 1985, Dr. Geller was President of the Pharmaceutical Division of Teva Pharmaceutical Industries (NYSE:TEVA) and Executive VP of the Teva Group. At Teva, he led the acquisition of Ikapharm Ltd. He served as the President and CEO of Interpharm Laboratories, Ltd. from 1985 to 1990. During these years he also served as head of the Israeli Pharmaceutical Manufacturers Association and as a Board Member on the Tel Aviv Stock Exchange (TASE). Dr. Geller has a B.Sc. degree in Chemical Engineering, an MBA degree from Columbia University/Drexel Institute and a Ph.D. degree in pharmaceutical/chemical engineering from Drexel Institute, Philadelphia. Since 1995, he has been the General Partner of Medica Venture Partners.  Mr. Geller was selected to serve on the board of directors as Chairman due to his significant experience leading and growing companies in the pharmaceutical industry and his significant leadership experience. His experience leading the company’s management and the depth of his knowledge of our business enable him to provide valuable leadership on complex business matters that we face on an ongoing basis.

Efi Cohen-Arazi was the Co-Founder & CEO of Rainbow Medical, Israel’s leading medical device innovation house since 2008. From 2004 to 2006 Mr. Cohen Arazi served as the CEO and Co-Founder of IntecPharma Ltd. and as Chairman of CollPlant Ltd. since 2006. Mr. Cohen Arazi served as a board director for numerous biotech/medtech companies since 2005. Mr. Cohen-Arazi was the Senior VP Head of Operations at Immunex Corporation in Seattle, Washington until 2002 when it was acquired by Amgen where he served as VP and General Manager of the TO site in California. Mr. Cohen Arazi served at Merck-Serono Group in Switzerland and Israel between 1988 and 2000. Mr. Cohen-Arazi graduated summa cum laude with a M.Sc. degree from the Hebrew University of Jerusalem, Israel.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our Board of Directors as of the date of this Proxy Statement.

Board Diversity Matrix (As of November 25, 2022)

Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	-	-
Part II: Demographic Background
African American or Black	-	-	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	1	4	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	0
Did Not Disclose Demographic Background	-	-	-	-

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that the re-election of Prof. Eli Hazum to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

“RESOLVED, that the re-election of Dr. Ehud Geller to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

“RESOLVED, that the re-election of Mr. Efi Cohen-Arazi to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of the foregoing director nominees.

PROPOSAL 4:

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND
AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THEIR COMPENSATION

Background

It is proposed to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited as the Company’s independent auditors  for the fiscal year ending December 31, 2022, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

Year Ended December 31,
2021
Services Rendered	(USD in thousands)
Audit (1)	$-
Audit related services (2)	141
Tax	-
All other fees	-
Total	141

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)
Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2022, be, and the same hereby is, approved, and that the Company’s Board of Directors be, and the same hereby is, authorized, subject to the approval of the Audit Committee, to determine their fees, as presented to the shareholders, be and the same hereby are, approved.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 5:

OPTION GRANT TO ILAN HADAR AS CEO OF THE COMPANY

Background

Our Compensation Committee and Board of Directors approved the grant to Ilan Hadar of 471,390 options to purchase, under the 2019 PainReform Ltd. Option Plan, 471,390 Ordinary Shares equal to approximately 4.4% of the total issued and outstanding capital share of the Company as of November 24, 2022, at an exercise price of US$0.57 per option. 35% of the options 164,987 options) shall vest immediately upon the approval by the shareholders and the remaining 65% (306,403 options) shall vest on a quarterly basis over 24 months, so that 1/8 of the remaining options shall vest on the last day of each three month period, provided that on such date Mr. Hadar is still employed by us.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the issuance of 471,390 options as described in this proxy statement to Ilan Hadar.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the grant of options to our CEO, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the grant of options to the CEO. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than PainReform Ltd., that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2021. This item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2021, which form part of our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022, are available for viewing via the SEC’s website at www.sec.gov as well as under the Investors section of our website at https://painreform.com/investors/. Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request. None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the annual meeting, but, if any other matters are properly presented at the annual meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors /s/ Ilan Hadar Ilan Hadar, Chief Executive Officer November 25, 2022